SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2001 Commission File Number 1-5480

A. Full title of the plan and address of the plan:

ELCO THERMOPLASTICS INC. PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC. 40 Westminster Street Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

 Report of Independent Auditors
     Statements of Assets Available for Benefits for each of the years ended
     December 31, 2001 and 2000
     Statements of Changes in Assets Available for Benefits for each of the years ended December 31, 2001 and 2000
     Notes to financial statements

Supplemental Schedule:

 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.
ELCO THERMOPLASITCS INC. PROFIT SHARING PLAN

ELCO TEXTRON INC., Plan Administrator

By: /s/Arnold M. Friedman Vice President

Date: June 27, 2002

Financial Statements and Supplemental Schedule

Elco Thermoplastics, Inc. Profit Sharing Plan

Years ended December 31, 2001 and 2000

Elco Thermoplastics, Inc. Profit Sharing Plan

 Financial Statements
and Supplemental Schedule

 Years ended December 31, 2001 and 2000

Report of Independent Auditors

Elco Thermoplastics, Inc. Profit Sharing Plan
Administration Committee

 We have audited the accompanying statements of assets available for benefits of the Elco Thermoplastics, Inc. Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Providence, Rhode Island
 May 7, 2002

Elco Thermoplastics, Inc. Profit Sharing Plan

 Statements of Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments, at fair value	$2,521,792	$4,655,768

Receivables:
Participant contributions	-	30,553
Employer contributions	-	189,714
Total receivables	-	220,267
Assets available for benefits	$2,521,792	$4,876,035

See accompanying notes.

Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2001	2000
Additions
Investment income (loss):
Net depreciation in fair value of investments	$ (219,044)	$ (664,972)
Interest and dividends	94,253	150,692
	(124,791)	(514,280)

Contributions:
Participants	128,269	351,486
Employer	43,314	299,750
	171,583	651,236
Total additions	46,792	136,956

Deductions
Benefits paid to participants	2,399,007	878,068
Administrative expenses	2,028	594
Total deductions	2,401,035	878,662

Net decrease	(2,354,243)	(741,706)

Assets available for benefits at beginning of year	4,876,035	5,617,741
Assets available for benefits at end of year	$ 2,521,792	$4,876,035

See accompanying notes.

Elco Thermoplastics, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following brief description of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

Plan Termination

Effective July 31, 2001, the Plan was terminated and contributions were discontinued October 1, 2001. Payouts of account balances to participants are expected to be completed by December 31, 2002.

General

The Plan was a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Thermoplastics, Inc. (the Company), a subsidiary of Elco Textron Inc., and to provide for participant tax-deferred savings under Section 401(k) of the Internal Revenue Code (IRC). All full-time employees of the Company with one year of service were eligible to participate in the Plan. Participants have a 100% vested interest in their account balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Active participants could make contributions as defined in the Plan. Such contributions could be in the form of Employee Deferral Contributions (as a percentage of the participant's compensation) or Nondeductible Employee Contributions. The Company contributed an amount equal to 50% of the Employee Deferral Contributions related to the first 5% of earnings, as defined. Additional Company contributions could be made at the sole discretion of the Board of Directors. The Company made discretionary contributions of $-0- and $179,262 for the years ended December 31, 2001 and 2000, respectively.

Participant Notes Receivable

Participants could borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance relating to participant contributions only. Loan terms ranged from 1-5 years or longer if for the purchase of a home. The loans were secured by the balance in the participant's account and bore interest at the current prime rate, plus 1%. Principal and interest was paid ratably through monthly payroll deductions.

Investment Options

Participants were allowed to direct employer and employee contributions in 10% increments in any of six investment fund options. Participants could change their investment options monthly.

Participant Accounts

Employee contributions and the Company's matching contribution were allocated to each respective participant account. The additional Company contributions, if any, were allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

The allocation of Plan income or loss to participants was made in the same ratio that a participant's account bore to the sum of the balance of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals were made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market value. Money market funds are reported at cost which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plans are generally paid by the Company.

3. Investments

The Plan's investments are held by the Putnam Fiduciary Trust Company. The fair value of individual investments that exceed five percent of the Plan's assets at December 31 is as follows:
	2001	2000

Textron Inc.--common stock	$474,756	$ 862,131
The George Putnam Fund of Boston	868,649	1,574,893
One Group Equity Index Fund	712,259	1,372,117
One Group Prime Money Market Fund	350,622	683,097

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value, as follows:
	Year ended December 31
	2001	2000
Investments at fair value as determined by quoted market prices:
Mutual funds	$(213,570)	$ (97,733)
Textron Inc.--common stock	(5,474)	(567,239)
	$(219,044)	$(664,972)

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), and therefore, the related trust is exempt from taxation. Once qualified, the Plan was required to operate in conformity with the IRC to maintain its qualification. As discussed in Note 1, the Plan was terminated effective July 31, 2001. The Plan received a determination letter from the Internal Revenue Service dated January 16, 2002, that the termination of the Plan does not adversely affect its qualifications for federal tax purposes.

Elco Thermoplastics, Inc. Profit Sharing Plan
 EIN No. 05-0315468 Plan No. 001

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund	350,622 shares	$ 350,622
Putnam Voyager Fund*	4,644 shares	82,525
The George Putnam Fund of Boston*	51,798 shares	868,649
One Group Equity Index Fund	27,175 shares	712,259
One Group Bond Fund	1,306 shares	14,030
Textron Inc.--common stock*	11,451 shares	474,756

Participant notes receivable*	8.75% to 10.5%	18,951
		$2,521,792

*Indicates party-in-interest to the Plan.